InnaMed, Inc.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

February 5, 2021

To: Board of Directors, INNAMED, INC.

Re: 2019-2018 Financial Statement Audit

We have audited the accompanying financial statements of INNAMED, INC. (a corporation organized in Delaware), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.



An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

January 22, 2021

InnaMed, Inc.
Balance Sheet
As of December 31, 2020 and 2019
See accompanying auditor's report and notes to the financial statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 572,704	$ 844,551
Accounts Receivable	150,000	-
Total Current assets	722,704	844,551
Equipment, net	29,914	3,103
Intangible and other assets		
Intangible Assets, net	150,060	22,843
Loan to Shareholders	12,028	12,028
Subscription receivable	35	35
Total Other Assets	162,123	34,906
TOTAL ASSETS	$ 914,741	$ 882,560
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilites		
Accrued expenses	$ 62,303	$ 3,426
Notes payable	42,806	-
SBA Loan	91,596	-
Total current liabilites	196,705	3,426
Non-current Liabilities		
Notes Payable, net of current	30,000.00	-
Total liabilities	226,705	3,426
Stokholders' equity		
Common stock, $0.0001 par value per share, 10,000,000 shares authorized; 4,848,245 shares issued, 4,098,245 shares outstanding	465	453
Treasury stock, 900,000 shares	(90)	(90)
Subscribed common stock, 350,000 shares subscribed	35	35
Additional Paid in Capital	20,789	20,789
SAFE Instruments	2,186,347	2,164,972
KISS Instruments	20,000	20,000
Accumulated Deficit	(1,539,510)	(1,327,025)
	688,036	879,134
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	$ 914,741	$ 882,560

InnaMed, Inc.
Statement of Operations
For the Period Ended December 31, 2020 and 2019
See accompanying auditor's report and notes to the financial statements

	2020	2019
Revenue	$ 1,439,995	$ 237,435
Less: Operating expenses		
General and administrative expenses	396,497	313,565
Salaries, employee benefits and wages	539,764	242,302
Research and development	713,130	156,321
Total operating expenses	1,649,391	712,188
Operating loss	(209,396)	(474,753)
Other income and (expenses)	(3,089)	-
Loss before provision for income taxes	(212,485)	(474,753)
Provision for income taxes	-	-
Net comprehensive loss	$ (212,485)	$ (474,753)

InnaMed, Inc.
Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2020 and 2019
See accompanying auditor's report and notes to the financial statements

	Common Stock		Additional Paid-In Capital	Subscribed Common Stock	Treasury Shares	SAFE Instruments	KISS Instruments	Accumulated Deficit	Total
	Shares	Amount							
Balance, January 1, 2019	4,525,298	$ 453	$ 20,789	$ 35	$ (90)	$ 934,972	$ 20,000	$ (852,272)	$ 123,887
Prior year adjustment	-	-	-	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-	-	-	-
Issuance of subscribed common stock	-	-	-	-	-	-	-	-	-
Treasury stock	-	-	-	-	-	-	-	-	-
Issuance of SAFE Instruments	-	-	-	-	-	1,230,000	-	-	1,230,000
Net comprehensive loss	-	-	-	-	-	-	-	(474,753)	(474,753)
Balance, December 31, 2019	4,525,298	453	20,789	35	(90)	2,164,972	20,000	(1,327,025)	879,134
Issuance of common stock	122,947	12	-	-	-	-	-	-	12
Issuance of SAFE Instruments	-	-	-	-	-	21,375	-	-	21,375
Net comprehensive loss	-	-	-	-	-	-	-	(212,485)	(212,485)
Balance, December 31, 2020	4,648,245	$ 465	$ 20,789	$ 35	$ (90)	$ 2,186,347	$ 20,000	$ (1,539,510)	$ 688,036

InnaMed, Inc.
Statement of Cash Flows
For the Period Ended December 31, 2020 and 2019
See accompanying auditor's report and notes to the financial statements

	2020	2019
Cash flows from operating activities		
Net Loss	(212,485)	(474,753)
Adjustments for:		
Depreciation and amortization	16,904	3,633
Accrued interest	3,089	-
	(192,492)	(471,120)
Decrease/(Increase) in:		
Accounts receivable	(150,000)	-
Increase/(Decrease) in:		
Accrued expense	58,877	3,042.00
Net cash used in operating activities	(283,615)	(468,078)
Cash flows from investing activities		
Security deposit	-	3,000
Acquisitions of intangible assets	(136,160)	(420)
Acquisitions of equipment	(34,772)	-
Net cash used in investing activities	(170,932)	2,580
Cash flows from financing activities		
Increase in Notes Payable	70,383	-
Increase in SBA Loan	90,930	-
Increase in SAFE	21,375	1,230,000
Increase in Common Stock	12	-
Net cash provided in financing activities	182,700	1,230,000
Net cash decrease for the period	(271,847)	764,502
Beginning Balance	844,551	80,049
Ending Balance	572,704	844,551

INNAMED, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 and 2019
See Audit Report

NOTE 1 - NATURE OF OPERATIONS

InnaMed Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was incorporated in Delaware on May 16, 2016. It is developing and plans to offer HomeLab®, a blood testing device that may be used to diagnose or monitor various health conditions. The Company is also developing a range of disposable test cartridges that work with HomeLab, focusing on chronic disease management and remote clinical monitoring. Additionally, the company provides research and development services to various clients.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2020, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from issuance of convertible notes and a crowdfunding campaign, and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company was operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2020 and 2019, the Company had $572,704 and $844,551, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company had $150,000 and $0 outstanding accounts receivable, respectively.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition
Sales Income - During 2019, the Company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is from the provision of services to customers and is booked at the time the service is rendered. For years ending December 31, 2020 and 2019 the Company recognized $1,439,995 and $237,435 in revenue respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – EQUIPMENT AND INTANGIBLE ASSETS

As of December 31, 2020 and 2019, the Company had the following balances of equipment and intangible assets:

Equipment

	2020	2019
Equipment	$ 7,015.00	$ 7,015.00
Research and Development Equipment	34,772	-
	41,787	7,015
Accumulated depreciation	11,873	3,912
Equipment, net	$ 29,914.00	$ 3,103.00
	-	-

Intangible Assets

	2020	2019
Patent	$ 162,415.00	$ 26,256.00
Accumulated Amortization	12,355	3,413
Patent, net	$ 150,060.00	$ 22,843.00
	-	-

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the years ended December 31, 2020 and 2019. The returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a cumulative loss during the period from Inception through December 31, 2018. See Note 2 for further information regarding the provision for income taxes.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
As of December 31, 2018, and 2017, the Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. There were 4,848,245 shares of common stock issued and 4,098,245 shares outstanding as of December 31, 2020.

Subscribed Common Stock
The Company subscribed 350,000 shares of common stock to one of its investors at par value for a total amount of $35.

Treasury Stock
In 2017, the Company repurchased 900,000 shares of common stock from one of its investors at par value for a total of amount $90.

NOTE 7 – FUTURE RIGHTS TO EQUITY

Convertible Securities
The Company has raised $2,226,372.47 in convertible securities, and a summary of terms of such securities are described below.

KISS Agreement
On August 18, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with GWC Innovator Fund LP for $20,000.00 under Section 4(a)(2) of the Securities Act. The instrument has no set maturity or interest rate. The material terms of the KISS are as follows:

- If and upon a qualified financing where the Company sells preferred stock for the total proceeds of $1,000,000 or greater, the instrument's face value will automatically convert into a number of conversion shares equal to quotient obtained by dividing $20,000 by the lower of (a) the product of one (i) minus the 0% and (ii) the price paid per share for preferred stock by investors in such financing, or (b) the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the closing of such financing. The conversion shares shall be in a shadow series and on the same terms and conditions applicable to the preferred stock sold in such financing.

- If and upon a corporate transaction in which a shift of at least 50% of controlling interests occurs, at the holder's election the KISS becomes convertible into a number of conversion shares equal to the quotient obtained by dividing $20,000 by the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the closing of the corporate transaction; or the holder shall be paid the $40,000. Such distribution in this case would take priority over any other cash distributions.

- If neither of the aforementioned conversions have occurred prior to the eighteen-month anniversary of the instrument, the noteholder may elect to convert the KISS into an amount equal to dividing $20,000 by the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the conversion.

Y Combinator Convertible Security

On November 17, 2016, the Company issued a Convertible Security in the amount of $19,972.47 to Y Combinator Investments, LLC Series W17 in an exempt offering under Section 4(a)(2) of the Securities Act. The Convertible Security is convertible, upon notice of cancellation by the holder, into a number of fully paid and nonassessable shares, equal to the quotient obtained by dividing (a) the $19,972.47 by (b) the Purchase Price, having the same terms as those agreements entered into by the other purchasers of the preferred stock. The "Purchase Price" means price per share of equity securities sold to investors in a Qualified Equity Financing. A "Qualified Equity Financing" is an equity financing with the principal purpose of raising capital pursuant to which the Company sells shares of its preferred stock that, when combined with shares of preferred stock sold in previous equity financings, total an aggregate sales price of not less than $5,000,000 (including all convertible securities but excluding this instrument).

Currently, the Y Combinator Convertible Security is outstanding and has not been converted into equity securities in the Company. The proceeds of this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. The conversion of this instrument may limit, dilute or qualify the Crowd SAFEs issued in this Offering as a result of certain purchase rights granted to its holders.

YCVC Fund SAFE Offering

On January 1, 2017, the Company issued a single SAFE to YCVC Fund in exchange for $100,000 in an exempt offering under Section 4(a)(2) of the Securities Act. In connection with this offering, the investor also received participation and information rights, entitling it purchase its pro rata share of any equity securities or convertible securities issued by the Company in a future equity financing with an implied post-money valuation of not less than $100 million.

The SAFE converts upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation with a sales price of not less than $250,000 (an "Equity Financing"), at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to $100,000 divided by the quotient resulting from dividing $10,000,000 by the Company Capitalization. "Safe Preferred Stock" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of preferred stock sold in such Equity Financing, other than with respect to the per share liquidation preference and the conversion price for purposes of price-based antidilution protection, which will equal the Safe Price, and the basis for any dividend rights, which will be based on such Safe Price. "Safe Price" means the price per share equal to $10,000,000 divided by the Company capitalization.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event.

Currently, the YCVC Fund SAFE is outstanding and has not been converted into equity securities in the Company. The proceeds of this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. The conversion of this instrument may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

2017 SAFE Offering
Between March 20, 2017 and August 9, 2017, the Company issued eight Simple Agreements for Future Equity (SAFEs) to eight investors for the aggregate investment amount of $665,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. This SAFE has a $10,000,000 valuation cap.

Angel SAFE Offering
Between February 15, 2017 and October 22, 2018, the Company issued two Simple Agreements for Future Equity (SAFEs) to two investors for the aggregate investment amount of $150,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were used applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. In connection with this offering, the investors also received participation rights, entitling them purchase their pro rata share of any equity securities or convertible securities issued by the Company after the equity financing.

Currently, SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Post-Money Valuation Cap with Discount SAFE
On February 12, 2019, the Company issued a single Simple Agreements for Future Equity (SAFE) to a single investor for the aggregate investment amount of $50,000.00 in an exempt offering under Section 4(a)(2)/ of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. This SAFE has 20 percent discount and a $9,000,000 valuation cap.

Post-Money Valuation Cap SAFE
Between June 6, 2019 and July 30, 2019, the Company issued five Simple Agreements for Future Equity (SAFEs) to five investors for the aggregate investment amount of $110,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. This SAFE has a $12,000,000 valuation cap.

Post-Money Valuation Crowd SAFE
On November 1, 2019 the Company issued 2,441 Crowdfunding Simple Agreements for Future Equity (Crowd SAFEs) to 2,441 investors for the aggregate investment amount of $1,091,374.66 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. This SAFE has a $12,000,000 valuation cap.

Currently, SAFE is outstanding and has not been converted into equity securities in the Company. The conversion of the SAFE may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of Simple Agreements for Future Equity with a valuation cap of $20,000,000 for the first $500,000 offered and a valuation cap of $25,000,000 for the remainder. The Crowdfunded Offering is being made through a FINRA approved portal. The Intermediary will be entitled to receive compensation commensurate with terms typical of such services.

Management's Evaluation

Management has evaluated subsequent events through February 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.